FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2005

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE VICTORIA 3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as possible.  Information and documents given to ASX becomes ASX’s property and may be made public.

Name of Entity	NATIONAL AUSTRALIA BANK LIMITED
ABN	12 004 044 937

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	Daniel Thomas GILBERT
Date of last notice	08 June 2005

Part 1 - Change of Director’s relevant interest in securities

In the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust.

Direct or indirect interest	As shown

Nature of indirect interest (including registered holder Note: provide details of the circumstances giving rise to the relevant interest	As shown

Date of change	17 June 2005

No. of securities held prior to change Invia Custodian Pty Limited <ACEJOE PL Super Fund A/C>	2,466 Relevant interest in 1,772 ordinary shares fully paid in the share capital of National Australia Bank Limited Relevant interest in 1,253 National Income Securities

Class	Ordinary

Number acquired	1,600

Number disposed

Value/consideration Note: If consideration is non-cash, provide details and estimated valuation	$50,160

No of securities held after change Invia Custodian Pty Limited <ACEJOE PL Super Fund A/C>	4,066 Relevant interest in 1,772 ordinary shares fully paid in the share capital of National Australia Bank Limited Relevant interest in 1,253 National Income Securities

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market Purchase

/s/ GF NOLAN
GF NOLAN
Company Secretary, 23 June 2005

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

Brendan Case

Date: 27 June 2005	Title:	Associate Company Secretary